

SO 4/4/05

SECURITI 05042012
Washington, D.C. ...

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING MAR 30 2005

SEC FILE NUMBER
8-29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2004 AND ENDING January 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6019 Fincham Drive
(No. and Street)

Rockford Illinois 61108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George E. Bates 815/399-2137
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
APR 07 2005
THOMSON FINANCIAL

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Suite 700 Rockford Illinois 61104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George E Bates
Signature

President
Title


OFFICIAL SEAL
BARBARA K O'NEILL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 03-19-07

Barbara K. O'Neill
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statements of financial condition of Bates Securities, Inc. as of January 31, 2005 and 2004, and the related statements of income, changes in stocholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Rockford, Illinois
February 14, 2005

BATES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
January 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT:		
Cash and cash equivalents	$ 36 444	$ 39 406
Commissions receivable	70 080	56 461
Marketable securities, at market	33 730	29 595
Due from affiliates	10 085	2 415
TOTAL ASSETS	150 339	127 877

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT LIABILITIES:		
Accrued expenses:		
Salaries and commissions	$ 20 355	$ 17 535
Payroll taxes	1 157	529
Pension (Note 4)	2 854	3 188
Income taxes payable	3 340	3 190
Deferred income taxes (Notes 1 and 5)	11 590	8 540
TOTAL LIABILITIES	39 296	32 982
STOCKHOLDER'S EQUITY (Note 2)		
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600	3 600
Additional paid-in capital	18 100	18 100
Retained earnings	89 343	73 195
TOTAL STOCKHOLDER'S EQUITY	111 043	94 895
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 150 339	$ 127 877

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF INCOME
for the years ended January 31, 2005 and 2004

	2005	2004
REVENUE:		
Commissions	$1 680 595	$1 452 335
Investment income	66	268
Refund of attorney fees	-	9 000
	1 680 661	1 461 603
EXPENSES:		
Salaries and commissions	454 594	389 690
Fees and reimbursement of expenses to affiliates (Note 3)	1 183 330	1 017 660
Insurance	69	8 621
Payroll taxes	3 615	2 440
Bank charges	337	650
Professional fees	1 200	2 195
Profit-sharing (Note 4)	3 197	2 957
Regulatory fees	18 992	19 377
(Income) on investment: Unrealized	(4 135)	(9 097)
Miscellaneous	114	-
	1 661 313	1 434 493
Income before income taxes	19 348	27 110
Income tax expense (Note 5)	3 200	3 800
NET INCOME	$ 16 148	$ 23 310

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended January 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2003	$ 3 600	$ 18 100	$ 49 885	$ 71 585
Net income	-	-	23 310	23 310
Balance, January 31, 2004	3 600	18 100	73 195	94 895
Net income	-	-	16 148	16 148
Balance, January 31, 2005	$ 3 600	$ 18 100	$ 89 343	$ 111 043

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
for the years ended January 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 16 148	$ 23 310
Adjustments to reconcile net income to net cash provided by operating activities:		
Commissions receivable	(13 619)	(19 319)
Marketable securities	(4 135)	(9 097)
Due to affiliates	(7 670)	(7 920)
Accrued expenses	3 114	(5 176)
Income taxes	3 200	(1 610)
Total adjustments	(19 110)	(43 122)
NET (DECREASE) IN CASH	(2 962)	(19 812)
CASH AND CASH EQUIVALENTS, beginning of year	39 406	59 218
CASH AND CASH EQUIVALENTS, end of year	$ 36 444	$ 39 406

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to First Clearing Corporation, or other qualified investment companies, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from First Clearing Corporation, and other companies for whom the Company has sold annuities or mutual funds.

Depreciation

Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

Income Taxes

Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue

All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents

All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2005 and 2004, was $88,281 and $76,549, respectively, and aggregate indebtedness was $39,296 and $32,982, respectively. The ratio of aggregate indebtedness to net capital at January 31, 2005 and 2004, was .45 to 1 and .43 to 1, respectively.

NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 99 percent (increased from 98 percent effective February 1, 2004) of revenue received after commissions and certain other expenses are paid. This fee totaled $1,183,330 and $1,017,660 for the years ended January 31, 2005 and 2004, respectively, and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 4 - PROFIT-SHARING

The Company has a profit-sharing plan which covers all employees who meet the plan's eligibility requirements.

A feature of the profit-sharing plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Electing employee deferrals are eligible for a discretionary company matching contribution.

Profit sharing expense was $3,197 and $2,957 for the years ended January 31, 2005 and 2004, respectively.

NOTE 5 - INCOME TAXES

The Company's income tax expense in 2005 and 2004 consists of the following:

	2005	2004
Taxes currently payable	$ 150	$ -
Deferred taxes	3 050	3 800
Income tax (benefit) expense	$ 3 200	$ 3 800

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statements of Bates Securities, Inc. as of and for the years ended January 31, 2005 and 2004, and have issued our report thereon dated February 14, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Rockford, Illinois
February 14, 2005

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 111 043
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	111 043
Deduct non-allowable assets:	
Aged commissions receivable, net of related commissions payable	(8 727)
Due from affiliates	(10 085)
	(18 812)
Net capital before haircuts on securities position	92 231
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) other securities)	(3 950)
NET CAPITAL	$ 88 281

BATES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2005

COMPUTATION OF BASIC NET REQUIREMENT	
Net capital requirement	$ 5 000
Excess net capital	$ 83 281
Excess net capital at 1000% (net cap-10% of AI)	$ 84 351
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities	$ 39 296
Percentage of aggregate indebtedness to net capital	44.51%

BATES SECURITIES, INC.
SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2005

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 94 657
Audit adjustment:	
Profit sharing expense	(2 854)
Bank charges	(8)
Income taxes	(3 314)
Additional haircut on securities position	(200)
Net capital as currently reported on Schedule I	$ 88 281

BATES SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2005

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis with First Clearing Corporation, or other qualified investment companies, and promptly transmits all customer funds and securities, to First Clearing Corporation, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BATES SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2005

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with First Clearing Corporation, or other qualified investment companies, and promptly transmits all customer funds and securities to First Clearing Corporation, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 700 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In planning and performing our audit of the financial statements of Bates Securities, Inc. for the year ended January 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Bates Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended January 31, 2005. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg + Co.

Rockford, Illinois
February 14, 2005